UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

American Superconductor Corporation

(Exact name of the registrant as specified in its charter)

Delaware	0-19672	04-2959321
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

64 Jackson Road, Devens, Massachusetts	01434
(Address of principle executive offices)	(Zip code)

(978) 842-3000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

ITEM 1.01 – Conflicts Minerals Disclosure

Introduction:

American Superconductor Corporation (which may be referred to as “AMSC”, the “Company,” “our,” or “we”) was founded on April 9, 1987. We are a leading provider of megawatt-scale solutions that lower the cost of wind power and enhance the performance of the power grid. In the wind power market, we enable manufacturers to field highly competitive wind turbines through our advanced power electronics products, engineering, and support services. In the power grid market, we enable electric utilities and renewable energy project developers to connect, transmit and distribute power through our transmission planning services and power electronics and superconductor-based products.

Section 1 – Conflict Minerals Disclosure:

The Democratic Republic of the Congo and its adjoining countries have reserves of and mine tin, tantalum, tungsten and gold (known as “3TG”). 3TG is commonly used in the manufacturing of many consumer products including those of AMSC. In 2012, the United States Securities and Exchange Commission (the “SEC”) adopted Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) and the Specialized Disclosure Report on Form SD (“Form SD”) to implement the conflict mineral provisions in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Rule and Form SD require public reporting companies with Conflict Minerals (as defined below) that are necessary to the functionality or production of a product they manufacture to disclose annually whether any of those Conflict Minerals originated in the Democratic Republic of Congo (“DRC”) or certain countries that share an internationally-recognized border with the DRC (each, an “adjoining country”). The term “Conflict Minerals” means cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives (which are currently limited to tantalum, tin and tungsten)

AMSC, under the final Rule of the Dodd-Frank Act, has and continues to perform a reasonable country of origin inquiry to determine whether any of conflict minerals used in the production of our products from January 1, 2013 to December 31, 2013 originated in covered countries or are from scrap or recycled sources as discussed in the Dodd-Frank Act.

Our reasonable country of origin inquiry has concluded that:

Some materials used in AMSC’s production of its products do not contain conflict minerals originating in covered countries or are from scrap or recycled sources. However, the sourcing of the remainder of the materials that we used could not be determined and therefore our status is DRC conflict undeterminable as described and used in the Rule.

Determination of our status as DRC conflict undeterminable is a result of due diligence effort through March 31, 2014. Our due diligence is in accordance with the Organization for Economic Co-operation and Development (“OECD”) framework being adopted, and described below. AMSC will continue due diligence on the source of custody of the materials described as conflict minerals used in the production of our products that we manufacture across the globe.

The OECD framework covers “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas”. The OECD guidance provides detailed steps, a model, and suggested measures for implementing a proactive and reactive process through which companies can ensure they respect human rights and do not contribute to conflict by following a prescribed approach to due diligence surrounding the preparation of a Conflict Minerals Report.

Phase one of our due diligence included a comprehensive screening of our product families. Phase two included AMSC engineers’ conducting a detailed bill of material review to ascertain if any of our components contain or are believed to contain tin, tantalum, tungsten or gold (“3TG”).

Purchased parts or components that are not believed to contain 3TG minerals via engineering review are confirmed by our suppliers to be absent of minerals described as 3TG conflict minerals.

AMSC uses the supplier traceability reporting format developed by the Electronic Industry Citizenship Coalition (“EICC”), a US-based electronics manufacturing trade association in 2010.

Purchased parts or components that are believed to contain 3TG minerals via engineering review are required by the supply chain to disclose the source of origin using the EICC reporting template detailing the unique smelter ID number of every source of material procured. Disclosure requests are first primarily requested of suppliers based on delivery quantities from the supplier in addition to the period deliveries were received. Current products manufactured in the last year and related deliveries are prioritized based on quantities used in production and the likelihood suppliers are available to respond.

Disclosures from our suppliers that are received are reviewed for completeness, consistency and accuracy based on known smelter capabilities and locations. This is performed by our supply chain teams assigned to each of the described product families. Efforts to obtain non responding disclosures are typically made through second requests and follow up calls.

Responses received from suppliers in North America are generally more complete and often indicate that they are conflict free than those from other parts of the world. Due to the unpredictability of response rates and the completeness of the responses, the Company continues to examine and update its due diligence process. A significant portion of our supply chain is not required to file reports with the SEC under the Rule, and is therefore not concerned by reporting obligations pursuant to the Rule.

In accordance with the Rule, AMSC has filed this Form SD and the associated Exhibit 1.02 on the Company’s website, http://ir.amsc.com/governance.cfm.

ITEM 1.02 – Exhibit

The AMSC Conflict Minerals Report is attached to this report as Exhibit 1.02

Section 2 – Exhibit

Exhibit 1.02 – Conflict Minerals Report of AMSC for the period January 1 to December 31, as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

American Superconductor Corporation
(Registrant)

/s/ David A. Henry	May 30, 2014
David A. Henry
Executive Vice President, Chief Financial Officer
By (Signature and Title)*	(Date)